Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com[redacted]
DX 10287 SSE
SWIFT MA[redacted]

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Meta[redacted]ining 8232 3444 Facsimile 8232 3590
[redacted]1028 Telex 72263
[redacted]8232 8569 Facsimile 8232 8341

MACQUARIE
BANK

20 April 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

15 April 2005

MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 7.44% per annum in respect of the next distribution period which commenced on Friday 15 April 2005 and ceases on Thursday 14 July 2005 (inclusive). The distribution payment date will be Friday 15 July 2005 and the record date will be Thursday 30 June 2005.

Distribution rate for above securities	7.44% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Friday 15 April 2005 to Thursday 14 July 2005 (inclusive)
Base Interest rate*	5.74% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Friday 15 July 2005
Record Date	Thursday 30 June 2005

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	22 February 2005 but this is the first notice re: Macquarie Capital Alliance Group (MCAG) stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 April 2005
No. of securities held prior to change	Nil
Class	MCAG partly paid stapled securities issued at $4.00 each and paid to $2.00 each
Number acquired	12,500 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.00 per stapled security
No. of securities held after change	12,5000 MCAG stapled securities

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm04042005.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to stapled securities pursuant to Prospectus.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

15 April 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm04042005.doc

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	8 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary and Allpass Investments, a company in which John Allpass has a relevant interest
Date of change	11 April 2005
No. of securities held prior to change	• 32,500 MCAG stapled securities acquired by John Allpass Pty Limited; and • 6,500 MCAG stapled securities acquired by Allpass Investments Pty Limited
Class	Macquarie Capital Alliance Group (MCAG) partly paid stapled securities issued at $4.00 each and paid to $2.00 each
Number acquired	10,000 stapled securities acquired by John Allpass Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.88 per stapled security

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga11042005.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 42,500 MCAG stapled securities acquired by John Allpass Pty Limited; and • 6,500 MCAG stapled securities acquired by Allpass Investments Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

13 April 2005